February 9, 2005

Mail Stop 03-06

Ron Sparks
President and Chief Executive Officer
Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

Re:	Medical Device Manufacturing, Inc.
	Amendment No. 5 to Registration Statement on Form S-4
      Filed February 8, 2005
	File No. 333-118675

Dear Mr. Sparks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your most recent fiscal year ended on December 31, 2004 and that financial statements for that fiscal year are not included (and are not, as of the date of this letter, required to be included) in your registration statement.  However, given the passage
of time since the end of that year, we expect that preliminary information is already presently known to you regarding the company`s financial condition as of December 31, 2004 and results of
operations
for the fiscal quarter and fiscal year then ended. Accordingly, please update your prospectus as appropriate to reflect any material changes to the company`s financial condition as of December 31,
2004
and any material changes to the company`s results of operations that occurred during the fourth quarter of the company`s 2004 fiscal year.
If there are no such material changes to report, please supplementally provide a representation to that effect in response to this comment.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Heather Tress at (202) 824-5263 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924 with any other questions.


      Sincerely,



							David Ritenour
							Special Counsel


cc:	Christopher J. Walsh, Esq. (via fax)
	Scott A. Berdan, Esq. (via fax)


Mr. Ron Sparks
Medical Device Manufacturing, Inc.
February 9, 2005
Page 1